                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                Commission file number
            March 31, 2003                             0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   X                       Form 40-F
                      -----                               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                No  X
                -----                             -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.
                                              ----

                           Total number of pages is 22

Sand Technology Inc. (the "Company") incorporates this Form 6-K/A Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]             PRESS CONTACTS

                                   For North America:

                                   Robert Thompson, Sand Technology
                                   Tel: +(1) 401/862-3538, pr@sand.com

                                   FOR INVESTOR RELATIONS:
PRESS RELEASE                      de Jong & Associates,
                                   Tel: +(1) 760/943-9065, sndt@dejong.org

                                   FOR EUROPE:
                                   Rupert Warwick or Emma Cohen,
                                   Fox Parrack Hirsch Communications
                                   E: rwarwick@fphcom.com or ecohen@fphcom.com
                                   T: +44 (0) 207 436 4336


               SAND TECHNOLOGY INC. REPORTS SECOND QUARTER PROFIT

                  REVENUES UP 173% OVER SAME QUARTER LAST YEAR

MONTREAL, MARCH 11, 2003: SAND Technology Inc. (NASDAQ: SNDT) today reported a net profit for its fiscal quarter ended January 31, 2003 of $0.01 per share on sales of $8,650,557 as compared to a net loss of $(3,490,248) or $(0.27) per share on sales of $3,172,037 for the second quarter ended January 31, 2002. Revenues for the six months to January 31, 2003 were $17,317,936, up 256% from the same period in the previous fiscal year, and resulted in a profit of $0.02 per share compared to a net loss of $(0.65) per share for the same period in the previous fiscal year.

Arthur Ritchie, President and Chief Executive Officer of SAND, noted "the results of the second quarter, and for the first six months of the current fiscal year, are a source of much encouragement. These revenues arise from a combination of new contracts the company entered into during the quarter and the partial recognition of revenue from contracts signed in previous quarters. The results of the second quarter also reflect ongoing actions taken by the Company to maintain and increase profitability".

A conference call hosted by Mr. Ritchie will be held on Thursday, March 13, 2003 at 4:00 p.m. (EST) to discuss SAND's second quarter financial results. Investors and other interested parties may participate in the conference call by dialing
(416) 695-7848.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY TM

SAND Technology helps leading organizations across North America and Europe cope with data overload, by giving them rapid access to the information they need to make the right business decisions. SAND Analytic Server TM based solutions include CRM analytics, web analytics, and other specialized analytical applications for government and security, healthcare, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND's customer intelligence division, ClarityBlueTM, is a world leader in systems integration solutions for CRM Analytics.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on Sand Technology visit www.sand.com
                                              ------------

    ------------------------------------------------------------------------

All Rights Reserved. Sand Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, Sand Analytic Server, Sand Analytic Warehouse,
Analytics @ the Speed of Business, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

SAND TECHNOLOGY INC.

Consolidated Statement of Operations
(Unaudited)

        IN CANADIAN DOLLARS
        -------------------

                                      3 Months Ended      6 Months Ended      3 Months Ended     6 Months Ended
                                      Jan. 31, 2003       Jan. 31, 2003       Jan. 31, 2002      Jan. 31, 2002
                                      --------------      --------------      --------------     --------------
Net Sales                               $ 8,650,557         $17,317,936         $3,172,037         $4,856,858

Earnings (loss) from operations           $ 143,133           $ 239,055        $(3,490,248)       $(8,595,723)

Net earnings (loss)                       $ 143,133           $ 239,055        $(3,490,248)       $(8,595,723)

Earnings (loss) per share                     $0.01               $0.02             $(0.27)            $(0.65)

Weighted  average number of shares
outstanding                              13,201,712          13,205,590         13,169,427         13,168,579

                       SAND TECHNOLOGY INC.


                       MANAGEMENT'S DISCUSSION AND ANALYSIS

                       QUARTERLY REPORT

                       SECOND QUARTER ENDED JANUARY 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2003

     THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2003 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2002 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND ANALYTIC SERVER ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     At the end of the 2002 fiscal year and subsequently, Sand further consolidated the systems integration portion of its business, which had been growing in importance over fiscal 2002. We rebranded our systems integration division under the operating name ClarityBlue. ClarityBlue concentrates on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, continues to develop and market the Sand Analytic Server and associated products.

     Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will be a more important part of revenue than that related to software licenses during the current fiscal year.

     Our plans to achieve profitability will continue to require us to devote substantial financial resources to improve our business infrastructure, continue the development and the marketing and distribution of our products and to generally support our expanding operations.

     The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     Based in part upon, among other things, our lengthy cycle, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 2003 COMPARED WITH SECOND QUARTER OF FISCAL 2002 AND FIRST HALF OF FISCAL 2003 COMPARED WITH FIRST HALF OF FISCAL 2002

Revenue

     Our sales for the second quarter ended January 31, 2003 were $8,650,557, an increase of 173% from sales of $3,172,037 for the second quarter ended January 31, 2002. Net income was $143,133 in the second quarter of fiscal 2003 as compared to a net loss of $3,490,248 in the second quarter of fiscal 2002.

     Our sales in the second quarter of fiscal 2003 in North America were $825,123 a decrease of 61% from sales of $2,089,812 in the second quarter of fiscal 2002. North American sales are based in the government sector in the United States and Canada where the contract-award process may be lengthy. It is dependent on an internal budget allocation process and non-predictable as to the timing of its final conclusion. The impact and consequences of such situation as well as our view of its outcome may be clearer after the third quarter of the current fiscal year. In Europe, sales in the second quarter of fiscal 2003 were $7,825,434, an increase of 623% from sales of $1,082,224 in the second quarter of fiscal 2002.

     Our sales for the first half of fiscal 2003 were $17,317,936, an increase of 257% from sales of $4,856,858 for the first half of fiscal 2002. Net income was $239,055 in the first half of fiscal 2003 as compared to a net loss of $8,595,723 in the first half of fiscal 2003.

     Our sales in the first half of fiscal 2003 in North America were $2,464,687, an increase of 11% from sales of $2,228,517 in the first half of fiscal 2002. In Europe, sales in the first half of fiscal 2003 were $14,853,249, an increase of 465% from sales of $2,628,340 in the first half of fiscal 2002. Approximately 40% of revenues in Europe resulted from sales made to two large European financial services groups.

     The substantial increase in our revenues for the second quarter of fiscal 2003, and for the first six months of fiscal 2003, arises from a combination of new contracts the company entered into during the quarter and the partial recognition of revenue from contracts signed in previous quarters. The results of the second quarter, and for the first six months of fiscal 2003, also reflect ongoing actions taken by the company to maintain and increase its profitability.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 25% to $4,333,466 for the second quarter ended January 31, 2003 from $3,462,014 for the second quarter ended January 31, 2002. For the first half of fiscal 2003, selling, general and administrative expenses were $8,253,395 compared to $7,112,801 during the first half of fiscal 2002, an increase of 16%. The increase is primarily due to sales related costs such as commissions.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 36% to $971,955 for the second quarter ended January 31, 2003 from $1,522,869 for the second quarter ended January 31, 2002. For the first half of fiscal 2003, research and development expenses were $1,881,096 compared to $2,838,201 during the first half of fiscal 2002, a decrease of 34%. The declining dollar amount devoted to research and development expenses reflects the current stage of development of the Sand Analytic Server and cost control initiatives.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales increased by 86% to $3,197,180 for the second quarter ended January 31, 2003 from $1,716,352 for the second quarter ended January 31, 2002. For the first half of fiscal 2003, cost of sales were $6,950,458 compared to $3,670,036 during the first half of fiscal 2002, an increase of 89%. This increase is primarily due to increased costs associated with software licenses, hardware and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues may vary due to the sales mix provided by Sand.

Operations

     Sand generated net income of $143,133 in the second quarter ended January 31, 2003 as compared to a net loss of $3,490,248 in the second quarter ended January 31, 2002. Net income was $239,055 in the first half of fiscal 2003 as compared to a net loss of $8,595,723 during the first half of fiscal 2002. Sand achieved profitability due to the substantial increase in sales in the second quarter ended January 31, 2003, as well as in the first half of fiscal 2003, and to the actions Sand took and continues to take to maintain and increase profitability.

Liquidity and Capital Resources

     Cash and investments at January 31, 2003 were $7,408,272 compared with $5,765,129 at October 31, 2002. A subsidiary of Sand currently has a line of credit in the amount of approximately $1,200,000 (Pound Sterling 500,000) with a commercial bank. No draw-downs have been made on this line of credit. We believe that we have sufficient resources available to fund our expected working capital requirements through fiscal 2003. On October 15, 2002, Sand announced an open market share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class A Common Shares from October 23, 2002 to October 23, 2003. 10,700 shares have been repurchased under this program as of January 31, 2003.

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEET
(IN CANADIAN DOLLARS)
(UNAUDITED)

====================================================================================================
                                                                      AS AT                As at
                                                                   JANUARY 31,           July 31,
                                                                      2003                 2002
----------------------------------------------------------------------------------------------------
                                                                        $                    $
                                                                   (unaudited)
ASSETS
Current assets
    Cash & cash equivalents                                          7,408,272            5,958,011
    Accounts receivable                                              8,716,558            6,316,918
    Inventories                                                         45,546              205,290
    Prepaid expenses                                                 1,063,466              565,546
    Loan bearing interest at 8%                                        100,000              100,000
----------------------------------------------------------------------------------------------------
                                                                    17,333,842           13,145,765

Capital assets (Note 2)                                              2,124,378            2,336,603
Acquired technology (Note 3)                                                 -               45,430
----------------------------------------------------------------------------------------------------
                                                                    19,458,220           15,527,798
====================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                         7,007,617            3,511,032
    Deferred revenue                                                 2,282,158            2,073,154
----------------------------------------------------------------------------------------------------
                                                                     9,289,775            5,584,186
----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,198,727 common shares (13,209,427 in July 2002)       39,171,129           39,185,351
    Deficit                                                        (29,002,684)         (29,241,739)
----------------------------------------------------------------------------------------------------
                                                                    10,168,445            9,943,612
----------------------------------------------------------------------------------------------------
                                                                    19,458,220           15,527,798
====================================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

=================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED               ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                           2003                2002                  2003                2002
-----------------------------------------------------------------------------------------------------------------
                                              $                   $                    $                    $
NET SALES                                 8,650,557           3,172,037           17,317,936            4,856,858
Cost of sales and product support        (3,197,180)         (1,716,352)          (6,950,458)          (3,670,036)
Research and development costs             (971,955)         (1,522,869)          (1,881,096)          (2,838,201)
Selling, general and
    administrative expenses              (4,333,466)         (3,462,014)          (8,253,395)          (7,112,801)
Net interest and profits on sale of
    investments                              (4,823)             38,950                6,068              168,457
-----------------------------------------------------------------------------------------------------------------
Income (loss) from operations               143,133          (3,490,248)             239,055           (8,595,723)

Income taxes (Note 5)                             -                   -                    -                    -
-----------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                           143,133          (3,490,248)             239,055           (8,595,723)

Deficit at beginning of period          (29,145,817)        (19,535,213)         (29,241,739)         (14,429,738)
-----------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (29,002,684)        (23,025,461)         (29,002,684)         (23,025,461)
=================================================================================================================

Basic and diluted
    earnings per share                         0.01              (0.27)                 0.02              (0.65)
=================================================================================================================

Weighted average number of
    shares outstanding                   13,201,712          13,169,427           13,205,590           13,168,579

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
-----------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           13,201,712          13,169,427           13,205,590           13,168,579
=================================================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

=================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED               ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                           2003                2002                  2003                2002
-----------------------------------------------------------------------------------------------------------------
                                              $                   $                    $                    $
OPERATING ACTIVITIES
    Net income (loss)                       143,133          (3,490,248)             239,055           (8,595,723)
    Items not affecting cash
        Depreciation of equipment           206,609             347,998              405,616              469,197
        Amortization of acquired
          technology                              -             237,245               45,430              474,491
    Changes in non-cash
        operating working
        capital items (Note 8)            1,343,863             709,251              758,769              360,558
-----------------------------------------------------------------------------------------------------------------
                                          1,693,605          (2,195,754)           1,448,870           (7,291,477)
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of equipment                   (82,124)           (114,790)            (193,391)            (824,033)
-----------------------------------------------------------------------------------------------------------------
                                            (82,124)           (114,790)            (193,391)            (824,033)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repurchase of common shares             (14,222)                  -              (14,222)                   -
    Issue of common shares                        -                   -                    -               16,922
    Deferred revenue                         45,884            (198,059)             209,004             (324,809)
-----------------------------------------------------------------------------------------------------------------
                                             31,662            (198,059)             194,782             (307,887)
-----------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                 1,643,143          (2,508,603)           1,450,261           (8,423,397)
Cash & cash equivalents,
    beginning of period                   5,765,129          12,573,913            5,958,011           18,488,707
-----------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                         7,408,272          10,065,310            7,408,272           10,065,310
=================================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     INTERIM FINANCIAL INFORMATION

     The interim financial information as at January 31, 2003 and for the six-month periods ended January 31, 2003 and 2002 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments having maturity dates of up to six months when purchased and are valued at cost, which approximates their fair value.

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CAPITAL ASSETS

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

         Furniture and equipment           5 years straight-line
         Computer equipment                3 years straight-line
         Leasehold Improvements            lesser of straight-line over term of
                                           lease and useful life

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Deferred revenue represents unearned income associated with support agreements, software license revenues, and service revenues where significant vendor obligations remain.

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the period, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective August 1, 2002, the Corporation adopted CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

     The new standard permits the Corporation to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

     The new standard, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

     The Corporation uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted on or after August 1, 2002 using the following assumptions: risk-free interest rate of 4.67%; expected volatility of 96%; expected life of 7 years; and dividend yield of 0%. In the first six months of fiscal 2003, 526,000 options with a weighted average fair value of $0.81 were granted. Impact on net loss and net loss per share would not have been material had the Corporation determined compensation expense based on the fair value of the options at the date of grant.

2.   CAPITAL ASSETS

                                                        JANUARY 31, 2003                                   2002
                                   -----------------------------------------------------------          ----------
                                                             Accumulated            Net Book             Net Book
                                            Cost             Depreciation             Value                Value
                                         ---------           ------------           --------            ----------
                                              $                    $                    $                    $
     Furniture and equipment               819,391              416,994              402,397              508,564
     Computer equipment                  1,454,741              462,917              991,824            1,017,133
     Leasehold improvements                957,670              227,513              730,157              810,906
     -------------------------------------------------------------------------------------------------------------
                                         3,231,802            1,107,424            2,124,378            2,336,603
     =============================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.   ACQUIRED TECHNOLOGY

                                                        JANUARY 31, 2003                                   2002
                                   -----------------------------------------------------------          ----------
                                                             Accumulated            Net Book             Net Book
                                            Cost             Depreciation             Value                Value
                                         ---------           ------------           --------            ----------
                                              $                    $                    $                    $

        Product source codes             3,002,317            3,002,317                    -               45,430
     =============================================================================================================

4.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE ISSUANCES

     During fiscal 2002, 56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     SHARE REPURCHASE PROGRAM

     On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the six months ended
     January 31, 2003 the Corporation repurchased 10,700 Class "A" common shares for $14,222 under this program.

     STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees, directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest ratably over a five year period and options' maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     STOCK OPTION PLANS (CONTINUED)

     Activity in the stock option plans for the six months period ended January 31, 2003 and fiscal 2002 was as follows:

                                               SIX MONTHS ENDED
                                               JANUARY 31, 2003                              2002
                                         -------------------------------     ----------------------------
                                                           WEIGHTED                          Weighted
                                                            AVERAGE                           average
                                            OPTIONS        EXERCISE            Options       exercise
                                             (000)           PRICE              (000)          price
                                         ----------------------------------------------------------------
                                               #              $US                 #             $US
       Outstanding,
       beginning of period                    849            3.52               1,389           4.53
           Granted                            526            1.27                 333           3.20
           Exercised                            -               -                  56           0.67
           Forfeited                          142            4.40                 817           5.30

       Outstanding,
       end of period                        1,233            2.45                 849           3.52
       Options exercisable
       at end of period                       334                                 324

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     STOCK OPTION PLANS (CONTINUED)

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of January 31, 2003:

                                                Options outstanding                  Options exercisable
                                       --------------------------------------      -------------------------
                                                     Weighted
                                                      average       Weighted                      Weighted
                                                     remaining      average                        average
         Ranges of exercise               Options       life        exercise           Options    exercise
         prices ($US)                      (000)       (years)        price              (000)      price
                                       --------------------------------------      -------------------------
                                             #                         $US                 #          $US
         < 1.00                              160        3.47           0.69               160        0.69
         1.00 to 1.99                        624        9.72           1.05                 -           -
         3.00 to 3.99                         20        3.47           3.38                20        3.38
         4.00 to 4.99                         48        4.95           4.40                48        4.40
         5.00 to 5.99                        348        8.08           5.08                86        5.23
         6.00 to 6.99                         29        6.52           6.37                17        6.36
         7.00 to 7.99                          4        5.84           7.00                 3        7.00
                                       --------------------------------------      -------------------------
                                           1,233        8.06           2.47               334        2.82

5.   INCOME TAXES

     There was no interest or income tax paid during the six-month period ended January 31, 2003.

6.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

6.   SEGMENTED INFORMATION (CONTINUED)

     As at and for the three months ended January 31,

      -------------------------------------------------------------------------------------------
                                                          North America                 Europe
      -------------------------------------------------------------------------------------------
      2003
      Net sales                                              825,123                   7,825,434
      Income (Loss) before income taxes                   (1,750,039)                  1,893,172
      Identifiable assets                                  4,049,671                  15,408,549
      -------------------------------------------------------------------------------------------
      2002
      Net sales                                            2,089,812                   1,082,224
      (Loss) before income taxes                          (2,466,616)                 (1,023,632)
      Identifiable assets                                 10,803,390                  10,122,839
      -------------------------------------------------------------------------------------------

     As at and for the six months ended January 31,

      -------------------------------------------------------------------------------------------
                                                          North America                 Europe
      -------------------------------------------------------------------------------------------
      2003
      Net sales                                            2,464,687                  14,853,249
      Income (Loss) before income taxes                   (2,791,590)                  3,030,645
      Identifiable assets                                  4,049,671                  15,408,549
      -------------------------------------------------------------------------------------------
      2002
      Net sales                                            2,228,517                   2,628,340
      (Loss) before income taxes                          (6,187,908)                 (2,407,815)
      Identifiable assets                                 10,803,390                  10,122,039
      -------------------------------------------------------------------------------------------

7.   FINANCIAL INSTRUMENTS

     FAIR VALUE

     As at January 31, 2003, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The Corporation does not hold or issue financial instruments for trading purposes.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

7.   FINANCIAL INSTRUMENTS (CONTINUED)

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

8.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

=================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED               ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                           2003                2002                  2003                2002
-----------------------------------------------------------------------------------------------------------------
                                              $                   $                    $                    $
        Accounts receivable                  69,143           1,539,317           (2,399,640)             751,938
        Inventories                           2,228               3,131              159,744                1,373
        Prepaid expenses                    (38,623)           (225,849)            (497,920)            (287,562)
        Accounts payable and
          accrued liabilities             1,311,115            (607,348)           3,496,585             (102,445)
-----------------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                   1,343,863            (709,251)             758,769              360,558
=================================================================================================================

9.   COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SAND TECHNOLOGY INC.



                                     /s/   Arthur Ritchie
                                     --------------------------------
                                     Chairman of the Board, President
                                     and Chief Executive Officer

March 12, 2003